FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                           EXCEL MARITIME CARRIERS LTD
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F [X]   Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes [_]  No [X]
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EXPLANATORY NOTICE

This amended Form 6-K Report is filed to correct typographical errors that appeared in Exhibit 99.2 to the Form 6-K Report for the month of March of the registrant filed with the Securities and Exchange Commission (the "Commission") on March 8, 2005 and amended on Form 6-K/A filed with the Commission on March 16, 2005. The typographical errors were corrected by (i) inserting the word "of" in the first sentence of the first paragraph of the Report of Independent Registered Public Account Firm after the words "balance sheet", (ii) deleting the reference to the year "2000" in the heading to the Notes to Consolidated Financial Statements and (iii) deleting the word "either" in the last sentence of section (q) of Note 2, Significant Accounting Policies.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of Management's Discussion and Analysis of Financial Condition and Results of Operations of Excel Maritime Carriers Ltd. (the "Company") for the full years ended December 31, 2004, 2003 and 2002. Attached hereto as Exhibit 99.2 are the audited consolidated financial statements of the Company as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004. Attached hereto as Exhibit
99.3 is a consent of Ernst & Young (Hellas) Certified Auditors Accountants S.A., the Company's independent registered public accounting firm. Information furnished on this Report of Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference in the Company's Registration Statement on Form F-3 (File No. 333-120259) and any related prospectus, as supplemented, including the Company's Prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, on November 5, 2004.

ADDITIONAL INFORMATION

The Company files annual reports on Form 20-F (File No. 1-10137) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  March 23, 2005                   By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                Christopher J. Georgakis
                                                President and
                                                Chief Executive Officer

02545.0001 #557573